SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.   )1

SC Health Corporation
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G78516 203
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
SC Health Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,487,500*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,487,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,487,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* As of December 31, 2019.  Represents 5,487,500 Class B Ordinary Shares, which are convertible into 5,487,500 Class A Ordinary Shares on the first business day following the consummation of the Issuer’s initial business combination as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-232240).
** Based on 17,250,000 Class A Ordinary Shares outstanding as of November 12, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
SC Health Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,487,500*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,487,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,487,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* As of December 31, 2019.  Represents 5,487,500 Class B Ordinary Shares that are directly held by SC Health Holdings Limited, which are convertible into 5,487,500 Class A Ordinary Shares on the first business day following the consummation of the Issuer’s initial business combination as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-232240).
** Based on 17,250,000 Class A Ordinary Shares outstanding as of November 12, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
David Sin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,487,500*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,487,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,487,500*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* As of December 31, 2019.  Represents 5,487,500 Class B Ordinary Shares that are directly held by SC Health Holdings Limited, which are convertible into 5,487,500 Class A Ordinary Shares on the first business day following the consummation of the Issuer’s initial business combination as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-232240).
** Based on 17,250,000 Class A Ordinary Shares outstanding as of November 12, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019.

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

SC Health Corporation

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

108 Robinson Road #10-00, Singapore 068900

ITEM 2(a)	NAME OF PERSON FILING:

SC Health Holdings Limited
SC Health Group Limited
David Sin

The securities reported herein are directly held by SC Health Holdings Limited, which is wholly-owned by SC Health Group Limited, which is wholly-owned by David Sin.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

For SC Health Holdings Limited, SC Health Group Limited and David Sin:  108 Robinson Road #10-00, Singapore 068900

ITEM 2(c)	CITIZENSHIP:

SC Health Holdings Limited: Cayman Islands
SC Health Group Limited: Cayman Islands
David Sin: Singapore

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

ISIN:  KYG785163026

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2020

SC HEALTH HOLDINGS LIMITED

By:	/s/ AJ Coloma
Name:	AJ Coloma
Title:	Authorized Signatory

SC HEALTH GROUP LIMITED

By:	/s/ AJ Coloma
Name:	AJ Coloma
Title:	Authorized Signatory

DAVID SIN

/s/ David Sin
David Sin, individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 4, 2020

SC HEALTH HOLDINGS LIMITED

By:	/s/ AJ Coloma
Name:	AJ Coloma
Title:	Authorized Signatory

SC HEALTH GROUP LIMITED

By:	/s/ AJ Coloma
Name:	AJ Coloma
Title:	Authorized Signatory

DAVID SIN

/s/ David Sin
David Sin, individually